Exhibit 99.1

Aurora Cannabis Provides Update on Global Operations and Growth Initiatives

TSX: ACB | NYSE: ACB

  Cultivation Leadership Further Strengthened as Global Facilities Achieve Significant Milestones
  Global Market Expansion Continues in Medical Cannabis and Hemp Markets
  Network of Strategic Partners Continue to Demonstrate Value on Strong Execution

EDMONTON, Oct. 3, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, today provided a corporate update on its global operations, business units, and portfolio of strategic investments. As a global leader in cannabis revenues, cannabis production, research, innovation, and international market development, the Company will provide regular, quarterly updates to its stakeholders in an effort to demonstrate continued transparency and disclosure. The Company also launched today, Aurora Insider, an investor focused blog which will provide regular updates and insight into the operations at Aurora.

"Aurora takes its leadership position in the global cannabis industry seriously, and is committed to being open and transparent with all of our stakeholders," said Terry Booth, CEO of Aurora. "The Aurora team is working to advance several major strategic initiatives in Canada, the United States and abroad aimed at further strengthening Aurora's global position. We are laser-focused on delivering on our business plan and prudently managing our investors' capital."

Update on Facilities in Construction:

As Aurora executes on its strategy of leading scalable, purpose-built cultivation, it continues to prudently manage capital allocation decisions driven by global forecasts for demand. Many of the Company's significant construction projects are nearing completion of major milestones with significant capital investments concluded.

Aurora Sun and Aurora Nordic 2 Construction Update

Aurora continues to progress construction of its 1.6 million square foot facility, Aurora Sun, located in Medicine Hat, Alberta, and its 1 million square foot facility, Nordic Sky, strategically located in Odense, Denmark. The new purpose-built, "Sky Class" facilities Aurora are constructing will have full control over all anticipated environmental and harvest conditions, resulting in the production of consistently high yielding, high-quality cannabis at low-cost.

Mr. Booth added, "Aurora Sun in Medicine Hat and Aurora Nordic in Denmark represent the next evolution of our "Sky Class" cultivation philosophy and construction of these projects is proceeding well. Aurora Sun is nearing completion with the majority of capital investment now behind us, while at Aurora Nordic the primary outdoor construction, including the enclosure of the facility, nears completion. Our design philosophy allows for flexibility in licensing and commissioning in-line with the long-term growth in global demand for medical cannabis."

Aurora Sun, Medicine Hat, Alberta, Canada (August 29, 2019) (CNW Group/Aurora Cannabis Inc.)

Aurora Nordic Sky 2, Odense, Denmark (September 19, 2019) (CNW Group/Aurora Cannabis Inc.)

Construction of Aurora Polaris Nears Completion

Construction of Aurora Polaris, the Company's hub for industrial-scale production of higher margin, value-added products, such as edibles and vape products, is near completion. Building occupancy is expected October 31, 2019 with staff starting to move in as early as the first week of November. Warehouse racking is expected to arrive the first week of October.

Click here to view drone footage of Aurora Polaris

Whistler Pemberton Facility Construction on Track

Construction of the Whistler Pemberton facility remains on track for completion in calendar Q4 2019. To date, four rooms are fully operational with an annual capacity of 1,200 kg of premium certified organic cannabis. Eleven additional rooms are expected to come on-line beginning in November 2019. Upon completion Pemberton is expected to produce in excess of 4,500 kg per year of certified premium organic cannabis. The Company's organic consumer brand, Whistler Cannabis Co.,  intends to launch new cannabis derivative products in the consumer market including organic certified hash and resin upon legalization in December 2019.

The Pemberton facility will incorporate a public lounge to educate visitors to the region about Whistler and its history as cultivation pioneers of organic certified cannabis. Whistler, British Columbia attracts over 2.7 million visitors annually and consistently ranks as one of the top global travel destinations.

Anandia to Open State-of-the-Art Cannabis Testing Headquarters

On October 8, 2019, Anandia Laboratories Inc ("Anandia"), Aurora's wholly-owned cannabis testing subsidiary, will officially open its new headquarters in Vancouver, British Columbia. This new facility adds 12,600 square feet of laboratory space and approximately 40 new employees, bringing the total Anandia headcount to over 100. A further 13,000 square feet of office space is scheduled to  be added to the headquarters by the end of 2019. This represents a 700% total increase of Anandia's Canadian footprint in the last year, enabling Anandia to scale up and service more Canadian licensed producers in support of cannabis patients and consumers.

Currently, Anandia is implementing state-of-the-art technology and automation to increase efficiency. The new facility is capable of performing an industry leading number of different tests on cannabis and cannabis products, including tests for 14 different cannabinoids. The new headquarters also contain a unique plant tissue culture facility that will offer genetics archiving and backup services to support the plant genetics needs of licensed producers to strengthen productivity of this new high-value crop and the cannabis industry in general.

Canadian Cannabis Innovation Center Nears Completion

Construction of Aurora's purpose-built cannabis innovation center in Comox, British Columbia is on track for completion in December 2019 and is on budget. The new facility includes a 22,500 square foot greenhouse and an accompanying 10,000 square foot laboratory. The Comox facility will focus on the development of valuable IP, new genetics and specialized cultivation technology to further improve production in Aurora's Sky Class facilities.

Update on Operational Facilities:

Clone-to-Sale Tour of Aurora Sky

Production at Aurora Sky, the Company's flagship production facility, continues to scale on track of the facility's annual production target of more than 100,000 kg of cannabis per year. Located near the Edmonton International Airport, Aurora Sky is the Company's most technologically advanced production facility in operation with 16 flower rooms and state-of-the-art automation to ensure precise control of each environmental variable required for the consistent production of high-quality and low-cost cannabis. Take a unique, behind the scenes journey through the most technologically advanced cannabis cultivation facility through an in-depth, clone-to-sale tour of the facility:

Click here to take a clone-to-sale tour of Aurora Sky

First Outdoor Harvest at Aurora Valley

The first harvest at Aurora Valley, located in Westwold, British Columbia, began on Wednesday October 2, 2019. Spanning more than 200 acres, the first harvest includes approximately 55,000 cannabis plants across six unique plant cultivars: Banana Split, Blue Dream, Cannatonic, Chocolope, Krypt Melon, and LA Confidential. The cannabis will be shipped to Aurora Sky for extraction and further testing. This first harvest is an important milestone for the Company as it develops cultivation techniques to further excel at growing cannabis in varying climate conditions and examines approaches to environmentally responsible cannabis agriculture. The cultivation research performed this year is anticipated to help the Company develop new technology, genetics and intellectual property in order to drive sustainable, high-quality outdoor production.

Click here to view drone footage of Aurora Valley

Aurora Mountain Solar Panel Installation

Earlier this year Aurora entered into a long-term electricity purchase contract to buy power from a 600-kW roof top solar project installed at Aurora's first flagship location, Aurora Mountain located in Mountain View County, Alberta. The solar installation consists of 1,768 solar modules connected directly to Alberta's power grid which will seamlessly supply the Mountain facility with green electricity. As the industry leader in integrating technology into the design and operation of its facilities, Aurora identified the alternative energy pilot project as an ideal way to explore the use of solar at one of its facilities. without any new investment cost. The project is expected to reduce greenhouse gases and based on a third-party price forecast, Aurora expects the solar project will result in positive savings over the next 20 years.

Solar panel installation at Aurora Mountain, Cremona, Alberta (July 2019) (CNW Group/Aurora Cannabis Inc.)

Aurora Vie

All rooms at Aurora Vie, located in Pointe Claire, Quebec, are licensed by Health Canada and the facility is currently operating at its licensed capacity of 4,000 kg/ annum. An EU GMP audit has been completed of the facility which resulted in no major observations, accordingly Aurora anticipates the facility will receive certification imminently.

Aurora Eau

The first harvest of approximately 6,000 outdoor grown cannabis plants at Aurora Eau, located in Lachute, Quebec, is currently underway. Upon completion, the nearly 600 kg of biomass will be sent to Aurora Sky for extraction and further testing.

Aurora Ridge

All rooms at Aurora Ridge (formerly MedReleaf Markham), located in Markham, Ontario, are licensed by Health Canada and the facility is currently operating at its name plate capacity of 7,000 kg/ annum.

Aurora River

All rooms at Aurora River (formerly MedReleaf Bradford), located in Bradford, Ontario, are licensed by Health Canada and the facility is currently operating at its name plate capacity of 28,000 kg/ annum. An EU GMP audit has been completed of the facility which resulted in no major observations, accordingly Aurora anticipates the facility will receive certification imminently. Obtaining this certificate will substantially increase the Company's capacity to ship product to the European market.

Aurora Prairie

The Company recently invested $1.5 million at Aurora Prairie, located in Saskatoon, Saskatchewan, to advance the facility's scientific infrastructure. In total, ten cultivation spaces have been dedicated to research and development. Research at Aurora Prairie is focused on identifying new plant genetics with improved characteristics to optimize plant growth and breed high-quality, custom cultivars.

Update on Global Subsidiary Operations:

Aurora's leadership position extends beyond cultivation and beyond the Canadian market. The Company is now active in 25 countries around the world, and has been the driving force in the development of the global medical cannabis industry and now the global hemp industry. The vision for Aurora remains global and we are making the investments today to ensure we have the cultivation, genetics, production, packaging and distribution and sales and marketing infrastructure in place to win on a global scale.

UFC Partnership to Advance CBD Research & Product Development

Aurora and the Ultimate Fighting Championship ("UFC") are conducting a joint research program focused on a number of health indications and desired health and wellness outcomes that are of importance not just for mixed martial arts ("MMA") athletes but for any level of athlete across any sport. The study will focus on the efficacy of hemp-derived cannabidiol (CBD) therapies, as well as on identifying optimal dosage via a variety of delivery mechanisms.

Currently, Aurora and the UFC are in the final stages of preparing an athlete intake survey for submission to an Independent Review Board, which will engage UFC athletes at the Performance Institute in Las Vegas. Simultaneously, Aurora is developing the formulations and clinical trial protocols for the first pilot interventional study which is focused on pain and inflammation. Upon completion of the studies, Aurora intends to develop new products for the medical and wellness markets under the new brand, ROAR Sports, which stands for research on accelerated recovery.

Global Hemp Operations Update

Aurora's wholly-owned European hemp subsidiary, Agropro, is currently harvesting approximately 9,000 acres of hemp across Lithuania, Latvia and Estonia. The harvested material will be processed at the Company's large-scale drying facility located in Kaunas, Lithuania, which at approximately 60 metres in length, can process up to 5 tonnes of material an hour.

Aurora's Latin American wholly-owned subsidiary ICC Labs is currently preparing for the upcoming hemp growing season, which is scheduled to begin with initial planting in November 2019. Approximately 435 acres of land are anticipated to be sowed, with the potential to yield ~100,000 kg of raw material upon harvest in April 2020. The hemp biomass will be processed at the Company's GMP compliant extraction facility that is strategically located approximately five minutes from the Canelones International Airport and within Uruguay's "Science Park" free trade zone.

U.K. and Poland Market Development

Expanding on Aurora's first commercial export of cannabis oil into the United Kingdom ("UK"), the Company recently entered into agreements with two local partners to accelerate delivery of additional medical cannabis to the UK market. The partners will oversee the implementation of an educational program for UK based healthcare professionals and manage the distribution of medical cannabis within the country. It is anticipated that the agreements will see a broad range of full spectrum cannabis oils and dried flower introduced to the UK market to satisfy growing patient needs.

Further to the Company's press release dated October 25, 2018, on August the 14th, 2019, the Office for Registration of Medicinal Products, Medical Devices and Biocides in Poland, released the marketing authorization for 4 of Aurora's products. This authorization enables Aurora to expand its product offering in Poland with the following varieties:

1.	Cannabis Flos Aurora Deutschland GmbH (THC ≤1%, CBD 12%)
2.	Cannabis Flos Aurora Deutschland GmbH (THC 8%, CBD 8%)
3.	Cannabis Flos Aurora Deutschland GmbH (THC 20%, CBD ≤1%)
4.	Cannabis Flos Aurora Deutschland GmbH (THC 22%, CBD ≤1%)

The registration of these new product formats significantly expands Polish patient access to high-quality, medical cannabis and provides physicians with the tools to optimally treat individual patients with a variety of different indications. Aurora anticipates that shipments of the expanded product portfolio to Poland to commence in the fourth quarter of calendar 2019, commensurate with medical patient demand as supply enters the market.

Australian Medical Market Developments

With a population of more than 24 million, Australia's medical cannabis system has begun to expand rapidly in a similar manner to the Canadian system, making this an important market with significant growth potential. Recent changes to the Special Access Scheme ("SAS") in Australia have made it easier for prescribers to process medical cannabis applications and simultaneously obtain Federal and state / territory approvals which are starting to remove barriers for patients to access treatment. To date there have been a total of 14,420 SAS-B applications approved, with 13,217, or 92%, occurring within the last 12 months and 2,893, or 20%, in August 2019 alone.

Aurora has established a presence in Australia through its strategic investments in Cann Group Limited ("Cann") (ASX: CAN) and MedReleaf Australia. Cann, the first company licensed to research cannabis and cultivate the plant for medical purposes in the country, operates two cultivation facilities and is constructing a third, which is expected to be completed by the end of 2020.

BC Northern Lights

On September 12, 2019, Aurora's wholly-owned subsidiary, BC Northern Lights, launched its latest at-home hydroponic grow box, RoomMate Pro. The highly automated grow box can produce up to four plants every eight to twelve weeks. Compact and technologically advanced, the device features a touchscreen console, fully-customizable controls, as well as sensors that monitor everything from pH levels to humidity, an odour-removing carbon filter and energy-efficient LED lighting.

Strategic Partner Developments:

Aurora has a broad partnership portfolio of cannabis and cannabis-adjacent businesses which all provide valuable strategic benefits to Aurora. The benefits include retail footprint and customer insights, product technology/intellectual property, and operational or cost advantages. The Company continuously evaluates the strategic fit of these investments and may choose to monetize investments which are no longer core to the strategic plan.

Alcanna Inc. ("Alcanna")

  Alcanna continues to build-out its cannabis retail store network across Canada. In total, Alcanna expects to have 31 Nova Cannabis locations open and operating across the country by the end of December 2019.
  In Ontario, Nova Cannabis' Queen Street West location is currently averaging approximately $450,000 per week in sales making it the top-performing store across all of Alcanna's 271 cannabis and alcohol retail outlets.
  Aurora and MedReleaf's suite of consumer products remain in demand and are a consistent top seller across all of Nova Cannabis' retail stores.

Australis Capital Inc. ("Australis")

  Australis recently received approval for the commencement of off-site work, utilities, and pre-construction on-site work such as grading and leveling at its North Las Vegas site in preparation for its proposed flagship cultivation and manufacturing facility.
  Australis intends to transfer cultivation of its proprietary brands at the facility upon completion: Tsunami® premium extracts, Provisions® extracts, and Mr. Natural® premium line of organic flower.
  Formerly a subsidiary of Aurora, Australis was spun out in September 2018 and has completed nine transactions since then. Aurora holds restricted back-in warrants which permit Aurora to acquire 22,628,751 Australis shares plus 20% of the number of outstanding Australis shares as of the date of exercise. Aurora is prohibited from exercising the restricted warrants unless all of Australis' business operations in the United States become legal under applicable federal and state laws and Aurora has received the consent of the TSX and any other stock exchange on which Aurora may be listed, as required.

Capcium Inc.  ("Capcium")

  Capcium is currently in the final stages of construction at its new state-of-the-art production facility with a capacity for up to 10 Health Canada, Food & Drug Administration (FDA) and European Medicines Agency (EMEA) approved softgel encapsulation lines capable of producing approximately 2.5 billion softgel capsules annually. Construction is expected to be completed in Q4 2019 and the new facility is expected to be licensed for cannabis production in Q1 2020.
  Capcium recently closed a $28 million debt facility to support its long-term growth initiatives, led by a Schedule 1 Bank.
  Choom Holdings Inc. ("Choom")
  Choom continues its cannabis retail buildout strategy. Choom has 9 stores open and operating and is targeting 24 stores open across Canada by January 2020.
  On June 14, 2019, Choom opened its flagship Ontario retail store, located in Niagara Falls, Ontario.
  In the third quarter of 2019, Choom has further expanded its retail footprint through the acquisition of a 19.9% equity interest in Coastal Greens, a B.C cannabis retailer, as well as the rights to seven additional retail locations in B.C. and Alberta, and a Ninetails Cannabis retail cannabis store located in Whitehorse, Yukon.

CTT Pharmaceutical Holdings Inc. ("CTT")

  CTT's proprietary sublingual wafer technology provide unique advantages over other ingestible products due to their ease of use, accurate and repeatable dosage, and more rapid bioavailability of cannabinoids.
  CTT and Aurora continue to work closely on the development of this medical product and anticipate an imminent commercial launch to Aurora's broad patient base.

EnWave Corporation ("EnWave")

  As previously announced, Aurora purchased two 120kW Radiant Energy Vacuum ("REV™") machines and a 10kW machine for installation in Canada.
  The 10kW machine has been installed and is operational at Aurora's Prairie facility located in Saskatoon, Saskatchewan. The two 120kW REV machines are scheduled for delivery at Aurora Sky and Aurora Sun facilities in calendar Q4 2019.
  A single 120kW REV machine is capable of drying more than 40 metric tons of dried cannabis per annum, running on a single 8-hour shift, 250 days per year.

High Tide Inc. ("High Tide")

  High Tide has expanded its retail cannabis store presence from 8 Canna Cabana stores at the end of June to 25 locations across Canada, including its first KushBar retail cannabis store in Camrose, Alberta.
  High Tide continues to execute on development permits currently in-hand to open the maximum number of 37 retail cannabis stores in Alberta, while establishing new locations in Ontario, British Columbia, Saskatchewan and Manitoba.
  On September 30, 2019, High Tide announced its financial results for the third quarter of 2019 featuring $8.3 million in revenue generated during the quarter, which was a 281% increase over the same period in 2018 and a 26% increase over the prior quarter.

Micron Waste Technologies Inc. ("Micron")

  Micron's Cannavore™ waste system prototype is currently deployed at Aurora's Mountain facility near Calgary. Stress testing of shredding, digesting and water processing capabilities are currently underway of the facility's cannabis waste.
  Designed to Aurora's specifications, Cannavore™ is the world's first closed-loop cannabis waste unit capable of processing organic waste generated from the growth and cultivation of cannabis.
  Micron is currently preparing its Cannavore™ technology for commercialization and future domestic and international sales, including at additional Aurora facilities across Canada and Europe.

Radient Technologies Inc. ("RTI")

  Radient is currently extracting/processing a large inventory of cannabis biomass for Aurora at its Edmonton I cannabis processing facility (designed for 56,000 kg / year throughput capacity). Extraction runs at Edmonton I proved Radient's proprietary continuous flow extraction process consistently delivers more than 95% recovery of cannabinoids from cannabis biomass. Extracts also maintained product stability, including negligible cannabinoid degradation.
  Radient's Edmonton II hemp processing facility, designed to process 420,000 kg / year of hemp, is expected to commence production at the end of calendar 2019. Construction of the Edmonton III cannabis and hemp processing facility is well underway, with initial commissioning estimated to occur in late calendar 2020, scaling up to its intended full capacity of 280,000 kg/year of cannabis and 2.8M kg/year of hemp thereafter.
  Initial commissioning at Radient's Germany cannabis and hemp processing facility is expected to occur in late calendar 2020, scaling up to its intended full capacity of 280,000 kg/year of cannabis and 2.8M kg/year of hemp thereafter.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO

Aurora Cannabis Inc.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, including, but not limited to,  the time frames associated with the completion of the Company's facilities, the ability of the Company to scale up construction projects to mirror the global demand, the Company's control over  environmental and harvest conditions  in "Sky Class" facilities and the associated yield and quality of cannabis produced at such facilities, and the potential increase in the Company's capacity to ship product to the European market related to  obtaining EU GMP certification . These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 03-OCT-19